06002544

SECU[...]SION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
FEB 21 2006
Wash., D.C.

SEC FILE NUMBER
8-10938

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dupree & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 South Mill Street
(No. and Street)

Lexington	Kentucky	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michelle Dragoo (859) 254-7741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marr, Miller & Myers, PSC
(Name – *if individual, state last, first, middle name*)

P.O. Box 663	Corbin	Kentucky	40702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Dragoo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dupree & Company, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DUPREE & COMPANY, INC.
Lexington, Kentucky

REPORT TO THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

CONTENTS

Marr, Miller & Myers, PSC
Certified Public Accountants
(606) 528-2454 (FAX 528-1770)
P.O. Box 663
Corbin, Kentucky 40702

INDEPENDENT AUDITOR'S REPORT

January 18, 2006

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Dupree & Company, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dupree & Company, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Marr, Miller & Myers, PSC
Certified Public Accountants

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF FINANCIAL CONDITION
December 31,

ASSETS

	2005	2004
Cash, interest bearing	$ 352,289	$ 295,903
Cash, segregated in compliance with federal and other regulations (Note 2)	-	500
Interest receivable	277	164
Receivable-other	477,084	453,400
Trading securities, at market (Note 3)	10,554	3,027
Prepaid expenses	1,078	518
Property and equipment, net of accumulated depreciation (Note 4)	37,364	43,897
TOTAL ASSETS	$ 878,646	$ 797,409

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Accounts payable and accrued expenses	$ 74,345	$ 36,027
COMMITMENTS AND CONTINGENCIES (Notes 7, 9, and 10)		
Common stock, $100 par value, 6,800 shares authorized (680 shares in 2004), 6,800 shares issued and outstanding (680 shares in 2004), 68 shares voting and 6,732 shares nonvoting	68,000	68,000
Additional paid-in capital	4,406	4,406
Retained earnings	731,895	688,976
Total stockholders' equity	804,301	761,382
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 878,646	$ 797,409

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF INCOME
Years Ended December 31,

	2005	2004
REVENUES		
Fiscal agency fees	$ 57,143	$ 70,984
Investment advisory and transfer agent fees (Notes 6 and 9)	5,367,333	5,056,358
Interest	7,227	2,803
Net gain (loss) on sale of trading securities	7,527	192
Other income	10,884	13,265
Total revenues	5,450,114	5,143,602
EXPENSES		
Salaries	2,146,572	2,208,891
Employee benefits	193,592	96,796
Fiscal agency expenses	1,639	12,405
Bank service charges	16,625	20,539
Rent (Note 7)	86,510	86,510
Insurance	143,471	143,701
Taxes and licenses	171,647	167,696
Advertising (Note 8)	71,873	59,414
Office supplies and expenses	15,377	23,558
Postage and shipping	5,853	4,186
Telephone	14,656	13,501
Dues and subscriptions	28,584	33,310
Travel and entertainment	9,512	10,259
Professional fees	38,380	46,749
Maintenance and repairs	56,794	50,725
Depreciation	24,431	46,160
Shareholder maintenance and dealer agreements	240,996	231,412
Total expenses	3,266,512	3,255,812
INCOME BEFORE STATE INCOME TAX PROVISION	2,183,602	1,887,790
Provision for state income tax	150,523	-
Net income	$ 2,033,079	$ 1,887,790

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2005 and 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances at January 1, 2004	$ 68,000	$ 4,406	$ 519,636
For the year ended December 31, 2004:			
Net income	-	-	1,887,790
Dividend distributions	-	-	(1,718,450)
Balances at December 31, 2004	68,000	4,406	688,976
For the year ended December 31, 2005:			
Net income	-	-	2,033,079
Dividend distributions	-	-	(1,990,160)
Balances at December 31, 2005	$ 68,000	$ 4,406	$ 731,895

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

STATEMENTS OF CASH FLOWS
Years Ended December 31,

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,033,079	$ 1,887,790
Net (gain) loss on sale of trading securities	(7,527)	(192)
Non-cash (income) expenses included in net income:		
Depreciation	24,431	46,160
Changes in assets and liabilities:		
(Increase) decrease in interest receivable	(113)	(34)
(Increase) decrease in receivable-other	(23,684)	(29,235)
(Increase) decrease in prepaid expenses	(560)	3,729
Increase (decrease) in accounts payable and accrued expenses	38,318	6,150
Net cash provided by (used in) operating activities	2,063,944	1,914,368
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend distributions	(1,990,160)	(1,718,450)
Net cash provided by (used in) financing activities	(1,990,160)	(1,718,450)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(17,898)	(20,987)
Net cash provided by (used in) investing activities	(17,898)	(20,987)
Net increase (decrease) in cash and segregated cash	55,886	174,931
CASH AND SEGREGATED CASH		
Beginning	296,403	121,472
Ending	$ 352,289	$ 296,403
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash payments for:		
Interest	$ -	$ -
Income taxes	$ 98,200	$ -

The accompanying notes are an integral part of these financial statements.

DUPREE & COMPANY, INC.
Lexington, Kentucky

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the significant elements of the financial statements of Dupree & Company, Inc. are summarized below:

NATURE OF OPERATIONS: Dupree & Company, Inc., a Kentucky Corporation, was organized in 1962 for the purpose of being a securities broker. The Company is now principally engaged in investment advisory and transfer agent services for Dupree Mutual Funds.

USE OF ESTIMATES: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Accordingly, actual results could differ from these estimates.

BASIS OF ACCOUNTING - SECURITY TRANSACTIONS: Securities transactions are recorded on a settlement date basis, generally the fifth business day following the transaction date. Fiscal agency fees are recorded at the time the transaction is completed.

ACCOUNTS RECEIVABLE: Accounts receivable are written off as bad debts in the year they are determined to be uncollectible.

PROPERTY AND EQUIPMENT: Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using both the straight-line and accelerated methods over the estimated lives of the assets.

TRADING SECURITIES: The trading securities category includes both debt securities and equity securities with readily determinable fair values. They are measured at fair value in the statements of financial condition. Trading securities are bought and held primarily for purposes of selling them in the near term, reflect active and frequent buying and selling, and are generally used with the objective of generating profits on short-term differences in price.

CASH AND SEGREGATED CASH: For the purpose of presentation in the statements of cash flows, cash and segregated cash are defined as those amounts included in the balance sheet caption.

INCOME TAXES: The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. The stockholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Certain specific deductions and credits flow through the Company to its stockholders. This election is valid for Kentucky; however, effective January 1, 2005, Kentucky law requires the income tax to be accrued and paid at the entity level. Therefore, a provision for state income tax and a related liability have been included in the financial statements for state income taxes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME: There were no items of other comprehensive income at December 31, 2005 and 2004. Thus, net income is equal to comprehensive income for each of those years.

ACCRUED COMPENSATED ABSENCES: Employees are required to use all their sick days, vacation days and personal days during the year. The days are not carried over to the next business year.

NOTE 2 - SEGREGATED CASH

Cash of $500 at December 31, 2004, had been established for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. The Company no longer has customer accounts and under rule 15c3-3 is no longer required to maintain a segregated cash account.

NOTE 3 - TRADING SECURITIES

Trading securities at December 31 consist of the following:

	2005		2004	
	Market	Cost	Market	Cost
NASDAQ Stock, 300 shares	$ 10,554	$ 2,200	$ 3,027	$ 2,200

NOTE 4 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment by classification:

	2005	2004
Office furniture and equipment	$ 510,680	$ 578,508
Leasehold improvements	22,560	22,560
	533,240	601,068
Less accumulated depreciation	495,876	557,171
Net property and equipment	$ 37,364	$ 43,897

NOTE 5 - NET CAPITAL AND NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2005, the Company had net capital as defined by Rule 15c3-1 of $725,374, which was $625,374 in excess of its required net capital of $100,000. The Company's net capital ratio was .1025 to 1.

At December 31, 2004, the Company had net capital as defined by Rule 15c3-1 of $682,993, which was $582,993 in excess of its required net capital of $100,000. The Company's net capital ratio was .0527 to 1.

NOTE 6 - INVESTMENT ADVISORY AND TRANSFER AGENT FEES

Dupree & Company, Inc. serves as the investment advisor and transfer agent pursuant to an Investment Advisory Agreement (the "Agreement"), dated November 30, 2005, for the Dupree Mutual Funds Income Series, a no load, mutual fund. The Agreement will continue in effect until October 31, 2006, and thereafter for annual periods, if renewed.

Dupree & Company, Inc. also serves as the investment advisor to the Dupree Mutual Funds Short-to-Medium Series pursuant to an Investment Advisory Agreement dated November 30, 2005. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

On November 1, 2005, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds Intermediate Government Bond Series. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

On November 1, 2005, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds Tennessee Tax-Free Income Series and Tennessee Short-To-Medium Series. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

On November 1, 2005, Dupree & Company, Inc. renewed their investment advisory agreement with Dupree Mutual Funds North Carolina Tax-Free Income Series and North Carolina Short-to-Medium Series. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

On November 1, 2005, Dupree & Company, Inc. entered into an investment advisory agreement with Dupree Mutual Funds Alabama Tax-Free Income Series and Alabama Short-to-Medium Series. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

On November 1, 2005, Dupree & Company, Inc. entered into an investment advisory agreement with Dupree Mutual Funds Mississippi Tax-Free Income Series and Mississippi Short-to-Medium Series. It remains in effect until October 31, 2006, and thereafter for annual periods, if renewed.

Subject to the direction of the Trustees, Dupree & Company, Inc. is to provide Dupree Mutual Funds with investment supervisory services, office space and facilities, sales and promotional expenses and corporate administration. As compensation for all services rendered, facilities furnished and expenses paid or assumed, Dupree & Company, Inc. is to receive a fee at the annual rate of .50% (.20% for the Intermediate Government Bond Series) of the average daily net asset value up to $100,000,000 in assets, .45% (.20% for the Intermediate Government Bond Series) of the average daily net asset value from $100,000,001 to $150,000,000, .40% (.20% for the Intermediate Government Bond Series) of the average daily net asset value from $150,000,001 to $500,000,000 and .35% (.20% for the Intermediate Government Bond Series) of the average daily net asset value over $500,000,000. Dupree & Company, Inc. has agreed to forego part or all of its fee in order to maintain the expenses of the Funds at or below .75% (.45% for the Intermediate Government Bond Series) of average net asset value. For the years ended December 31, 2005 and 2004, Dupree had not waived any investment advisory or transfer agent fees.

NOTE 6 - INVESTMENT ADVISORY AND TRANSFER AGENT FEES (CONTINUED)

Dupree & Company, Inc. also serves as the transfer agent and dividend-disbursing agent for Dupree Mutual Funds pursuant to an agreement renewed November 1, 2005. The agreement may be terminated by either party by giving ninety days written notice. The fee for this service is calculated daily at a rate of 1/365 of .15% on the first $20,000,000 of net assets and 1/365 of .12% of the net assets over $20,000,000. Additionally, Dupree Mutual Funds reimburses Dupree & Company, Inc. for out-of-pocket expenses incurred on behalf of the Fund. The expenses include, but are not necessarily limited to, postage, insurance, telephone charges and cost of forms.

NOTE 7 - COMMITMENTS

Rental Obligations: The Company leases its present office space under a non-cancelable lease, which expires October 31, 2008.

The aggregate annual rentals for this office space are approximately as follows:

Year	Amount
2006	$ 86,510
2007	86,510
2008	72,089
	$ 245,109

Rental expense charged to operations for 2005 and 2004 was $86,510 and $86,510, respectively.

NOTE 8 - ADVERTISING COSTS

Advertising costs are expensed as incurred. During 2005 and 2004, the amount expensed was $71,873 and $59,414, respectively.

NOTE 9 - MAJOR CUSTOMERS

Dupree & Company, Inc. derives a major portion of its revenue from one customer. During 2005 and 2004, revenues from that customer aggregated $5,264,191 and $4,961,757, respectively. At December 31, 2005 and 2004, amounts due from that customer included in receivable-other were $451,574 and $433,044, respectively.

NOTE 10 - CONCENTRATIONS OF CREDIT RISK

At December 31, 2005, the amounts of cash on deposit with any one financial institution exceeded the $100,000 FDIC insured limit by $299,448.

NOTE 11 - PENSION PLAN

Dupree & Company, Inc. adopted a 401(K) plan for all eligible employees effective September 1, 1996. The plan specifies that the employees can make a contribution of up to 25% of their compensation to a maximum contribution of $14,000 in 2005 and $13,000 in 2004. Dupree & Company, Inc. does not match any employee contributions.

NOTE 12 - EMPLOYMENT AGREEMENT

The Company has entered into an employment agreement with one of its employees effective January 1999. Dupree & Company, Inc. agrees to continue employment of this employee as a consultant after his retirement, which became effective November 2001. The compensation for these services has been set at $30,000 a year. At the employee's death, all payments shall cease under this agreement.

Marr, Miller & Myers, PSC
Certified Public Accountants
(606) 528-2454 (FAX 528-1770)
P.O. Box 663
Corbin, Kentucky 40702

INDEPENDENT AUDITOR'S REPORT

January 18, 2006

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marr, Miller & Myers, PSC
Certified Public Accountants

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: Dupree & Company, Inc. [13]	SEC FILE NO.: 8-10938 [14]
	FIRM I.D. NO.: 61-0597886 [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 125 South Mill Street [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY): 01-01-2005 [24]
Lexington [21] (City) KY [22] (State) 40507-1683 [23] (Zip Code)	AND ENDING (MM/DD/YY): 12-31-2005 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT	(Area Code) — Telephone No.
Michelle Dragoo [30]	(859) 254-7741 [31]
NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:	**OFFICIAL USE**
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ , ____
Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Marr, Miller & Myers, PSC [70]

ADDRESS

P.O. Box 663 [71]	Corbin [72]	KY [73]	40702 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** N 2 [100]

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/05 [99]
SEC FILE NO. 8-10938 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable	Non-Allowable	Total
1. Cash	$ 302,289 [200]		$ 302,289 [750]
2. Cash segregated in compliance with federal and other regulations	[210]		[760]
3. Receivable from brokers or dealers and clearing organizations:			
A. Failed to deliver:			
1. Includable in "Formula for Reserve Requirements"	[220]		
2. Other	[230]		[770]
B. Securities borrowed:			
1. Includable in "Formula for Reserve Requirements"	[240]		
2. Other	[250]		[780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[260]		
2. Other	[270]		[790]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[280]		
2. Other	[290]		[800]
E. Other	[300]	$ [550]	[810]
4. Receivables from customers:			
A. Securities accounts:			
1. Cash and fully secured accounts	[310]		
2. Partly secured accounts	[320]	[560]	
3. Unsecured accounts		[570]	
B. Commodity accounts	[330]	[580]	
C. Allowance for doubtful accounts	( ) [335]	( ) [590]	[820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[340]		
B. Partly secured and unsecured accounts	[350]	[600]	[830]
6. Securities purchased under agreements to resell	[360]	[605]	[840]
7. Securities and spot commodities owned, at market value:			
A. Bankers acceptances, certificates of deposit and commercial paper	50,000 [370]		
B. U.S. and Candaian government obligations	[380]		
C. State and municipal government obligations	[390]		
D. Corporate obligations	[400]		

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of 12/31/05

STATEMENT OF FINANCIAL CONDITION

ASSETS

	Allowable		Non-Allowable		Total	
E. Stocks and warrants [9]	$	410				
F. Options		420				
G. Arbitrage		422				
H. Other securities	10,554	424				
I. Sport commodities		430			$ 60,554	850
8. Securities owned not readily marketable:						
A. At Cost [8] $ ___ 130		440	$	610		860
9. Other investments not readily marketable:						
A. At Cost $ ___ 140						
B. At estimated fair value		450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:						
A. Exempted securities $ ___ 150						
B. Other $ ___ 160 [10]		460		630		880
11. Secured demand notes-market value of collateral:						
A. Exempted securities $ ___ 170						
B. Other $ ___ 180		470		640		890
12. Memberships in exchanges:						
A. Owned, at market value $ ___ 190						
B. Owned at cost				650		
C. Contributed for use of company, at market value		[12]		660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	451,574	480		670 [14]	451,574	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		490	37,364	680	37,364	920
15. Other Assets:						
A. Dividends and interest receivable		500	277	690		
B. Free shipments		510	1,078	700		
C. Loans and advances		520		710		
D. Miscellaneous [11]		530	25,510	720	26,865	930
16. TOTAL ASSETS	$ 814,417	540 [13]	$ 64,229	740	$ 878,646	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of 12/31/05

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*		Non-A.I. Liabilities*		Total	
17. Bank loans payable:						
A. Includable in "Formula for Reserve Requirements"	$	1030	$	1240	$	1460
B. Other		1040	$	1250	$	1470
18. Securities sold under repurchase agrement				1260		1480
19. Payable to brokers or dealers and clearing organizations:						
A. Failed to receive:						
1. Includable in "Formula for Reserve Requirements"		1050		1270		1490
2. Other		1060		1280		1500
B. Securities loaned:						
1. Includable in "Formula for Reserve Requirements"		1070			21	1510
2. Other	16	1080		1290		1520
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		1090				1530
2. Other		1095	19	1300		1540
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		1100				1550
2. Other		1105		1310		1560
E. Other:		1110		1320		1570
20. Payable to customers:						
A. Securities accounts-including free credits of 15 $ [950]		1120			22	1580
B. Commodities accounts	17	1130		1330		1590
21. Payable to non customers:						
A. Securities accounts		1140		1340		1600
B. Commodities accounts		1150		1350		1610
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]				1360		1620
23. Accounts payable and accrued liabilities and expenses:						
A. Drafts payable		1160				1630
B. Accounts payable	74,345	1170			74,345	1640
C. Income taxes payable		1180			23	1650
D. Deferred income taxes			20	1370		1660
E. Acrued expenses and other liabilities		1190				1670
F. Other	18	1200		1380		1680

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of 12/31/05

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities		A.I. Liabilities*		Non-A.I. Liabilities*		Total	
24. Notes and mortgages payable:							
A. Unsecured		$	1210			$	1690
B. Secured		25	1211	$	1390		1700
25. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings:					1400		1710
1. from outsiders 24 $	970						
2. Includes equity subordination (15c3-1(d)) of .... $	980						
B. Securities borowings, at market value from outsiders $	990				1410		1720
C. Pursuant to secured demand note collateral agreements					1420	27	1730
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1(d)) of .... $	1010						
D. Exchange memberships contributed for use of company, at market value				26	1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
26. TOTAL LIABILITIES		$ 74,345	1230	$	1450	$ 74,345	1760

Ownership Equity				
27. Sole Proprietorship			$	1770
28. Partnership-limited partners	$	1020	$	1780
29. Corporation:				
A. Preferred stock				1791
B. Common stock			28 68,000	1792
C. Additional paid-in capital			4,406	1793
D. Retained earnings			731,895	1794
E. Total			804,301	1795
F. Less capital stock in treasury			( )	1796
30. TOTAL OWNERSHIP EQUITY			$ 804,301	1800
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 878,646	1810

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of 12/31/05

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Conditon - Item 1800			$ 804,301	3480
2.	Deduct Ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			804,301	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)			33	3525
5.	Total capital and allowable subordinated liabilities			$ 804,301	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 64,229	3540		
	1. Additional charges for customers' and non-customers' security accounts	$	3550		
	2. Additional charges for customers' and non-customers' commodity accounts		3560		
	B. Aged fail-to-deliver		3570		
	1. Number of items 29 ____ 3450				
	C. Aged short security differences-less reserve of $ ____ 3460 30; number of items ____ 3470		3580		
	D. Secured demand note deficiency		3590		
	E. Commodity futures contracts and spot commodities - proproetary capital charges		3600		
	F. Other deductions and/or charges	13,000	3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
	H. Total deductions and/or charges			(77,229)	3620
7.	Other additions and/or allowable credits (List)			727,072	3630
8.	Net capital before haircuts on securities positions			$	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities committments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Bankers' acceptances, certificates of deposit and commercial paper 31	115	3680		
	2. U.S. and Canadian government obligations		3690		
	3. State and municipal government obligations		3700		
	4. Corporate obligations		3710		
	5. Stocks and warrants	1,583	3720		
	6. Options		3730		
	7. Arbitrage		3732		
	8. Other securities 32		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(1,698)	3740
10.	Net Capital			$ 725,374	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of **12/31/05**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$	4,956	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)		$	100,000	3760
14. Excess net capital (line 10 less 13)		$	625,374	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35	$	717,939	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	74,345	3790
17. Add:					
A. Drafts for immediate credit	34 $	3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			$		3838
19. Total aggregate indebtedness			$	74,345	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)			%	10.25	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)			%	10.25	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	35	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$		3880
24. Net capital requirement (greater of line 22 or 23)		$		3760
25. Excess net capital (line 10 less 24)		$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)		%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)		%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000		$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II - FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER **Dupree & Company, Inc.** For the period (MMDDYY) from 01/01/05 [3932] to 12/31/05 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
1. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (loses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services			5,367,333	3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business				3985
11. Other revenue			82,781	3995
12. Total revenue			$ 5,450,114	4030
EXPENSES				
13. Registered representative's compensation			$ 1,521,124	4110
14. Clerical and administrative employees' expenses			672,384	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			14,656	4060
20. Occupancy and equipment costs			185,668	4080
21. Promotional costs			71,873	4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			7,070	4195
27. Other expenses			793,737	4100
28. Total expenses			$ 3,266,512	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			2,183,602	4210
30. Provision for Federal income taxes (for parent only) Kentucky Income Tax			150,523	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 2,033,079	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$ N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of 12/31/05

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

1. Free credit balances and other credit balancesin customers' security accounts (see Note A, Exhibit A, Rule 15c3-3) [46]	$	[4340]		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]		
3. Monies payable against customers' securities loaned (see Note C)		[4360]		
4. Customers' securities failed to receive (see Note D)		[4370]		
5. Credit balances in firm accounts which are attributable to principal sales to customers		[4380]		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]		
7. **Market value of short security count differences over 30 calendar days old		[4400]		
8. **Market value of short securities and credits (not to be offset by logs or by debits) in all suspense accounts over 30 calendar days [47]		[4410]		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agnet or the issuer during the 40 days		[4420]		
10. Other (List)		[4425]		
11. TOTAL CREDITS			$	0 [4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	[4440]		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		[4450]		
14. Failed to deliver of customers' securities not older than 30 calendar days		[4460]		
15. Margin required and on deposit with Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		[4465]		
16. Other (List) [48]		[4469]		
17. **Aggregate debit items			$	0 [4470]
18. **Less 3% (for alternative method only–see Rule 15c3-1(f)(5)(i)				(0) [4471]
19. **TOTAL 14c3-3 DEBITS			$	0 [4472]

RESERVE COMPUTATION

20. Excess of total debits over total credits (line 19 less line 11) [49]	$	0 [4480]
21. Excess of total credits over total debits (line 11 less line 19)		0 [4490]
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		0 [4500]
23. Amount held on deposit in "Reserve Bank Account(s)," including value of qualified securities, at end of reporting period		0 [4510]
24. Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		0 [4520]
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	0 [4530]
26. Date of deposit (MMDDYY)		0 [4540]

FREQUENCY OF COMPUTATION

27. Daily [50] [4332] Weekly [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of **12/31/05**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..... 52 $		4550
B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 51 ________ 4335		4570
D. (k)(3) — Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ..... $	0	4586
A. Number of items	0	4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ..... $	0	4588
A. Number of items 53	0	4589
	OMIT PENNIES	

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ..... Yes **X** 4584 No ________ 4585

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of 12/31/05

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMER'S REGULATED COMMODITY FUTURES ACCOUNTS **N/A**

SEGREGATION REQUIREMENTS

1. Net ledger balance:		
A. Cash		7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of an open option contracts purchased on a contract market		7032
B. Deduct: Market Value of an open option contracts granted (sold) on a contract market		7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 5 and 4)		7060

FUNDS ON DEPOSIT IN SEGREGATION

7. Deposited in segregated funds bank accounts:		
A. Cash		7070
B. Securities representing investments of customers' fund (at market)		7080
C. Securities held in particular customers or option customers in lieu of cash (at market)		7090
8. Margin on deposits with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' fund (at market)		7110
C. Securities held in particular customers or option customers in lieu of cash (at market)		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation *total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of 12/31/05

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposal Withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
54	4600	4601	4602	$ 4603	4604	4605
55	4610	4611	4612	4613	4614	4615
56	4620	4621	4622	4623	4624	4625
57	4630	4631	4632	4633	4634	4635
58	4640	4641	4642	4643	4644	4645
59	4650	4651	4652	4653	4654	4655
60	4660	4661	4662	4663	4664	4665
61	4670	4671	4672	4673	4674	4675
62	4680	4681	4682	4683	4684	4685
63	4690	4691	4692	4693	4694	4695

Total $ 64 **None** 4699*

OMIT PENNIES

* To agree with the total on Recap (Item No. 4880)

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of 12/31/05

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

1. Equity Capital				
A. Partnership Capital:				
1. General Partners	65 $	4700		
2. Limited		4710		
3. Undistributed Profits		4720		
4. Other (describe below)		4730		
5. Sole Proprietorship		4735		
B. Corporation Capital:				
1. Common Stock		4740		
2. Preferred Stock		4750		
3. Retained Earnings (Dividends and Other)	66	4760		
4. Other (describe below)		4770		
2. Subordinated Liabilities				
A. Secured Demand Notes		4780		
B. Cash Subordinates		4790		
C. Debentures		4800		
D. Other (describe below)		4810		
3. Other Anticipated Withdrawals				
A. Bonuses		4820		
B. Voluntary Contributions to Pension or Profit Sharing Plans	67	4860		
C. Other (describe below)		4870		
Total			$ None	4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 688,976	4240
A. Net income (loss)			2,033,079	4250
B. Additions (includes non-conforming capital of	$	4263	68	4260
C. Deductions (includes non-conforming capital of	$	4272	1,990,160	4270
2. Balance, end of period (From Item 1800)			$ 731,895	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From Item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER **Dupree & Company, Inc.** as of 12/31/05

FINANCIAL AND OPERATIONAL DATA

	Valuation		Number	
1. Month end total number of stock record breaks unresolved over three business days				
A. breaks long	$	4890		4900
B. breaks short ▾72	$	4910 ▾74		4920
2. Is the firm in compliance with Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one)	Yes [X]	4930	No [ ]	4940
3. Personnel employed at end of reporting period:				
A. Income producing personnel			7	4950
B. Non-income producing personnel (all other)			8	4960
C. Total			15	4970
4. Actual number of tickets executed during current month of reporting period				4980
5. Nunber of corrected customer confirmations mailed after settlement date				4990

	No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6. Money differences ▾69	0	5000	$ 0	5010	0	5020 ▾75	$ 0	5030
7. Security suspense accounts	0	5040	$ 0	5050	0	5060	$ 0	5070
8. Security difference accounts	0	5080	$ 0	5090	0	5100	$ 0	5110
9. Commodity suspense accounts	0	5120	$ 0	5130	0	5140	$ 0	5150
10. Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and inter-company accounts which could result in a charge — unresolved amounts over 30 calendar days	0	5160	$ 0	5170	0	5180	$ 0	5190
11. Bank account reconcilliations — unresolved amounts over 30 calendar days	0	5200 ▾71	$ 0	5210 ▾73	0	5220	$ 0	5230
12. Open transfers over 40 calendar days, not confirmed	0	5240	$ 0	5250	0	5260	$ 0	5270
13. Transactions in reorganization accounts — over 60 calendar days ▾70	0	5280	$ 0	5290	0	5300 ▾76	$ 0	5310
14. Total	0	5320	$ 0	5330	0	5340	$ 0	5350

	No. of Items		Leger Amount		Market Value	
15. Failed to deliver 11 business days or longer (21 Business Days or longer in the case of Municipal Securities)	0	5360	$ 0	5361	0	5362
16. Failed to receive 11 business days of longer (21 business Days or longer in the case of Municipal Securities)	0	5363	$ 0	5364	0	5365

17. Security concentrations (See instructions in Part I):		
A. Proprietary positions	$ 0	5370
B. Customers' accounts under Rule 15c3-3	$ 0	5374
18. Total of personal capital borrowings due within six months	$ 0	5378
19. Maximum haircuts on underwriting commitments during the period ▾77	$ 0	5380
20. Planned capital expenditures for business expansion during next six months	$ 0	5382
21. Liabilities of other individuals or organizations guaranteed by respondent	$ 0	5384
22. Lease and rentals payable within one year	$ 0	5386
23. Aggregate lease and rental commitments payable for entire term of the lease		
A. Gross	$ 0	5388
B. Net	$ 0	5390

OMIT PENNIES

Marr, Miller & Myers, PSC
Certified Public Accountants
(606) 528-2454 (FAX 528-1770)
P.O. Box 663
Corbin, Kentucky 40702

COMMENTS ON NET CAPITAL AND RESERVE REQUIREMENTS

January 18, 2006

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

We compared the computations of net capital and reserve requirements contained in the audit report of Dupree & Company, Inc., for the year ended December 31, 2005, with the Company's most recent unaudited computations as contained in the Focus Report - Part II (Form X-17A-5). Differences between the audited computations and the most recent unaudited computations are outlined below:

	Computations per latest Form X-17A-5	Computations Per Audit
Total capital	$ 804,301	$ 804,301
Deductions from net worth	78,927	78,927
Net capital	$ 725,374	$ 725,374
Minimum net capital required:		
Aggregate indebtedness	$ 74,345	$ 74,345
Required percentage	.0667	.0667
Minimum net capital	$ 4,956	$ 4,956
Net capital in excess of minimum	$ 625,374	$ 625,374
Ratio of aggregate indebtedness to net capital	10.25	10.25

There were no differences found to exist between the most recent unaudited computation and the audited computation as contained in the Focus Report - Part II, for determining reserve requirements under Rule 15c3-3.

Marr, Miller & Myers, PSC
Certified Public Accountants

Marr, Miller & Myers, PSC
Certified Public Accountants
(606) 528-2454 (FAX 528-1770)

P.O. Box 663
Corbin, Kentucky 40702

SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

January 18, 2006

Board of Directors and Stockholders
Dupree & Company, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Dupree & Company, Inc. for the years ended December 31, 2005 and 2004, we considered its internal control procedures, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Dupree & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining the internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practice and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Marr, Miller & Myers, PSC

Certified Public Accountants